UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. [1])*

Prosensa Holding N.V.

(Name of Issuer)

 Common Shares

(Title of Class of Securities)

N71546100

(CUSIP Number)

January 15, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. N71546100	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MedSciences Prosensa Holding B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (See Instructions) FI

SCHEDULE 13G

CUSIP No. N71546100	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MedSciences Capital B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (See Instructions) FI

SCHEDULE 13G

CUSIP No. N71546100	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MedSciences Capital II B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (See Instructions) FI

SCHEDULE 13G

CUSIP No. N71546100	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MedSciences Capital Management B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (See Instructions) FI

SCHEDULE 13G

CUSIP No. N71546100	Page 6 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kempen Capital Management N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (See Instructions) FI

The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer regarding the number of shares of Prosensa Holding N.V. disclosed as outstanding as of March 18, 2014 by the Issuer in its annual report on Form 20-F for the annual period ended December 31, 2013, and filed with the Commission on March 18, 2014.

(a)	Name of Issuer.

Prosensa Holding N.V.

(b)	Address of Issuer’s Principal Executive Offices.

J.H. Oortweg 21, 2333 CH Leiden, The Netherlands.

Item 2.

(a)	Name of Person Filing.

Kempen Capital Management N.V. (“Kempen Capital Management”), MedSciences Capital Management B.V., MedSciences Capital B.V., MedSciences Capital II B.V., MedSciences Prosensa Holding B.V., all of which are limited liability companies organized under Netherlands law (together, the “Reporting Persons”).  Kempen Capital Management controls each of the Reporting Persons.

(b)	Address of Principal Business Office or, if none, Residence.

The address of the business office of each of the Reporting Persons is Beethovenstraat 300, 1077WZ Amsterdam, The Netherlands.

(c)	Citizenship.

The Netherlands

(d)	Title of Class of Securities.

Common Shares

(e)	CUSIP Number.

N71546100

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _ _.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: __0______.

(b)	Percent of Class: ___0%_____.

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote ___0_____.

(ii)	shared power to vote or to direct the vote __0______.

(iii)	sole power to dispose or to direct the disposition of ____0____.

(iv)	shared power to dispose or to direct the disposition of ___0_____.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MedSciences Prosensa Holding B.V.
By: MedSciences Capital Management B.V. By: Kempen Capital Management N.V.

By:	/s/ H.Th. Luttenberg and P.A.M. Gerla
	Name:	H.Th. Luttenberg and P.A.M. Gerla
	Title:	Managing Directors

MedSciences Capital B.V.
By: MedSciences Capital Management B.V. By: Kempen Capital Management N.V.

By:	/s/ H.Th. Luttenberg and P.A.M. Gerla
	Name:	H.Th. Luttenberg and P.A.M. Gerla
	Title:	Managing Directors

MedSciences Capital II B.V.
By: MedSciences Capital Management B.V. By: Kempen Capital Management N.V.

By:	/s/ H.Th. Luttenberg and P.A.M. Gerla
	Name:	H.Th. Luttenberg and P.A.M. Gerla
	Title:	Managing Directors

MedSciences CapitalManagement B.V.
By: Kempen Capital Management N.V.

By:	/s/ H.Th. Luttenberg and P.A.M. Gerla
	Name:	H.Th. Luttenberg and P.A.M. Gerla
	Title:	Managing Directors
Kempen Capital Management N.V.

By:	/s/ H.Th. Luttenberg and P.A.M. Gerla
	Name:	H.Th. Luttenberg and P.A.M. Gerla
	Title:	Managing Directors